Exhibit 99.1

Jumei Reports Unaudited Third Quarter 2015 Financial Results

Total net revenues up 99.9%

BEIJING, Nov. 20, 2015 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today reported its unaudited financial results for the third quarter ended September 30, 2015. The Company will host a conference call to discuss the results at 8:00 AM U.S. Eastern Standard Time on November 20, 2015 (9:00 PM China time on the same day).

Third Quarter 2015 Highlights

•	Net revenues increased by 99.9% year-over-year to RMB1.9 billion (US[1]$305.5 million).

•	Total net GMV [2] increased by 35.6% year-over-year to RMB2.3 billion (US$358.7 million), driven primarily by a 30.8% year-over-year increase in the number of active customers [3] and a significant 89.5% year-over-year increase in total orders [4].

•	Gross profit as a percentage of net revenues decreased to 26.2% from 38.0% in the same period of 2014. Gross profit as a percentage of total net GMV increased slightly to 22.3% from 21.9% in the same period of 2014. The increase was primarily due to the Company's shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014, and inventory optimization activities for Jumei Global.

•	Net loss attributable to Jumei's ordinary shareholders was RMB86.9 million (US$13.7 million), compared with net income attributable to Jumei's ordinary shareholders of RMB120.0 million in the same period of 2014. Net margin attributable to Jumei's ordinary shareholders was negative 4.5%, compared with positive 12.4% in the same period of 2014.

•	Non-GAAP net loss attributable to Jumei's ordinary shareholders[5] was RMB77.4 million (US$12.2 million), compared with non-GAAP net income attributable to Jumei's ordinary shareholders [6] of RMB129.3 million in the same period of 2014. Non-GAAP net margin attributable to Jumei's ordinary shareholders [6] was negative 4.0%, compared with positive 13.3% in the same period of 2014.

[1]	The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this press release is based on Federal Reserve exchange rate as of September 30, 2015, which was RMB6.3556 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts;
[2]	"Net GMV" means the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services plus corresponding payables to third-party merchants;
[3]	"Active customer" means a customer that made at least one purchase during a specified period;
[4]	"Total orders" means the total number of orders placed during a period, excluding rejected or returned orders;
[5]	"Non-GAAP net loss attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as net loss attributable to Jumei's ordinary shareholders excluding share-based compensation expenses;
[6]	"Non-GAAP net income attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as net income attributable to Jumei's ordinary shareholders excluding share-based compensation expenses. "Non-GAAP net margin attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as Non-GAAP net income or loss attributable to Jumei's ordinary shareholders as a percentage of total net revenues. See "Use of Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results".

Mr. Leo Chen, founder and CEO of Jumei, commented, "Our third quarter net revenue growth continues to be strong, increasing almost 100% year-over-year. This very strong growth was driven by Jumei Global and rapidly shifting consumption patterns in China as consumers upgrade their tastes, preferences and expectations for products. We continue to strengthen our position as a leading import cross-border ecommerce platform in China and are pleased to see both active customers and number of orders grow rapidly while maintaining a high repeat purchase rate. Our customer purchase frequency continue to grow significantly, increasing 45% from the same period last year, due primarily to our diverse global product offerings and expansion into other women's categories such as baby and maternity and health and wellness."

"We continue to add world renowned brands such as Shiseido and KOSÉ to our Jumei Global platform. This is the first time these Japanese beauty groups have directly authorized a cross border e-commerce company in China to carry their merchandise. This means that going forward, new products by both brands will be launched simultaneously in Japan and on Jumei Global in addition to those already on offer in Jumei's domestic platform. Chinese consumers will now be able to access international beauty trends at the same time they take place in the brand's home markets."

"Our operating cash flow improved significantly in the third quarter to RMB345.6 million (US$54.4 million) as we optimized Jumei Global inventories. We saw margin pressure in the third quarter as a result, but expect to return to profitability in the fourth quarter."

Unaudited Third Quarter 2015 Financial Results

Total net revenues were RMB1.9 billion (US$305.5 million), an increase of 99.9% from RMB971.2 million in the third quarter of 2014. The increase was primarily attributable to increases in the number of active customers and total orders, which in turn resulted primarily from the high volumes generated by Jumei Global as well as the shift from beauty product marketplace sales to merchandise sales. The number of active customers increased by 30.8% to approximately 6.8 million from approximately 5.2 million in the same period of 2014. The number of total orders increased by 89.5% to approximately 19.9 million from 10.5 million in the same period of 2014.

Gross profit was RMB508.2 million (US$80.0 million), an increase of 37.8% from RMB368.9 million in the third quarter of 2014. Gross profit as a percentage of net revenues decreased to 26.2% from 38.0% in the same period of 2014. The decrease was primarily due to the shift from beauty product marketplace sales to merchandise sales. Gross profit as a percentage of net GMV increased slightly to 22.3% from 21.9% in the same period of 2014. Gross profit from merchandise sales as a percentage of net GMV of merchandise sales decreased to 24.1% from 29.4% in the same period of 2014. The decrease was primarily due to inventory optimization activities for Jumei Global.

Total operating expenses were RMB573.3 million (US$90.2 million), an increase of 117.9% from RMB263.1 million in the third quarter of 2014. Operating expenses as a percentage of total net GMV increased to 25.1% from 15.7% in the same period of 2014.

•	Fulfillment expenses were RMB290.7 million (US$45.7 million), an increase of 185.3% from RMB101.9 million in the same period of 2014. Fulfillment expenses as a percentage of total net GMV increased to 12.8% from 6.1% in the same period of 2014. The increase was primarily due to higher percentage of volumes from Jumei Global.

•	Marketing expenses were RMB197.9 million (US$31.1million), an increase of 101.1% from RMB98.4 million in the same period of 2014. The increase was primarily a result of the higher number of marketing campaigns and brand promotion activities that Jumei launched during the quarter, and reflected the Company's efforts to grow its customer base and increase awareness of Jumei Global. Marketing expenses as a percentage of total net GMV was 8.7%, compared with 5.9% in the same period of 2014.

•	Technology and content expenses were RMB43.9 million (US$6.9million), an increase of 18.0% from RMB37.2 million in the same period of 2014. Technology and content expenses as a percentage of total net GMV decreased slightly to 1.9% from 2.2% in the same period of 2014.

•	General and administrative expenses were RMB40.8 million (US$6.4 million), an increase of 60.0% from RMB25.5 million in the same period of 2014. General and administrative expenses as a percentage of total net GMV increased to 1.8% from 1.5% in the same period of 2014. The increase was mainly due to an increase in general and administrative staff headcount to support business expansion and growth.

Loss from operations was RMB65.1 million (US$10.2 million), compared with income from operations of RMB105.8 million in the same period of 2014.

Non-GAAP loss from operations, which excludes RMB9.5 million (US$1.5 million) in share-based compensation expenses, was RMB55.7 million (US$8.8 million), compared with non-GAAP income from operations of RMB115.1 million in the same period of 2014.

Net loss attributable to Jumei's ordinary shareholders was RMB86.9 million (US$13.7 million), compared with net profit attributable to Jumei's ordinary shareholders of RMB120.0 million in the same period of 2014. "Others, net" under Other income/(expenses) mainly consists of a non-cash and an unrealized intercompany exchange loss due to the sharp depreciation of the RMB against the USD. Net margin attributable to Jumei's ordinary shareholders decreased to negative 4.5% from positive 12.4% in the same period of 2014. Net loss per basic and diluted ADS were RMB0.59 (US$0.09) and RMB0.59 (US$0.09), respectively, compared with net income per basic and diluted ADS RMB0.83 (US$0.13) and RMB0.80 (US$0.13), respectively, for the same period of 2014.

Non-GAAP net loss attributable to Jumei's ordinary shareholders, which excludes share-based compensation expenses, was RMB77.4 million (US$12.2 million), compared with non-GAAP net income attributable to Jumei's ordinary shareholders RMB129.3 million in the same period of 2014. Non-GAAP net margin attributable to Jumei's ordinary shareholders decreased to negative 4.0% from positive 13.3% in the same period of 2014.

Non-GAAP net loss per basic and diluted ADS were RMB0.53 (US$0.08) and RMB0.53 (US$0.08), respectively, compared with non-GAAP net income per basic and diluted ADS RMB0.89 (US$0.15) and RMB0.86 (US$0.14), respectively, in the same period of 2014.

Balance Sheet

As of September 30, 2015, the Company had cash and cash equivalents of RMB2.1 billion (US$332.2 million), and short-term investments of RMB441.0 million (US$69.4 million).

Business Outlook

For the fourth quarter of 2015, the Company expects total net revenues to be between RMB1.83 billion and RMB1.93 billion, representing a year-over-year growth rate of approximately 80% to 90%.

These forecasts reflect the Company's current and preliminary view, which is subject to change.

Change in Reporting Currency to the Renminbi

Effective July 1, 2015, the Company changed its reporting currency from United States dollars ("USD") to Chinese Renminbi ("RMB"). The change in reporting currency is to better reflect the Company's performance and to improve investors' ability to compare the Company's financial results with other publicly traded companies in the industry. Prior to July 1, 2015, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder's equity and cash flows in USD. In this announcement, the unaudited financial results for the quarter ended September 30, 2015 are stated in RMB. The related financial statements prior to July 1, 2015 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the quarter ended September 30, 2015.

Conference Call

Jumei's management will host a conference call on November 20, 2015 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m. Beijing/Hong Kong Time on the same day) to discuss the financial results.

The dial-in details for the earnings conference call are as follows:

Hong Kong:	800-905-927
Mainland China:	4001-200-539
USA:	1-855-298-3404
UK:	0800-015-9725
Participant PIN Code:	5873573#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Standard Time, November 27, 2015. The dial-in details for the replay are as follows:

Hong Kong:	800-966-697
International:	61-2-9641-7900
USA:	1-866-846-0868
Passcode:	5873573#

A live and archived webcast of the conference call will be available on the Investor Relations section of Jumei's website at http://jumei.investorroom.com/.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles ("GAAP"), Jumei uses non-GAAP income from operations, non-GAAP net income attributable to Jumei's ordinary shareholders, non-GAAP net margin attributable to Jumei's ordinary shareholders and non-GAAP net income per ADS attributable to Jumei's ordinary shareholders, by excluding share-based compensation expenses from operating profit and net income attributable to the Company's shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand Jumei's operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess Jumei's core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of Jumei's results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating Jumei's performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://jumei.investorroom.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jumei's strategic and operational plans, contain forward-looking statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, results of operations and financial condition; the expected growth of the Company's curated sales, online shopping mall and flash sales in China; the expected growth of Jumei Global, the Company's ability to attract and retain new customers and to increase revenues generated from repeat customers; its ability to obtain the authorization of more exclusive products; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China's online retailers of beauty products; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
Email: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

JUMEI INTERNATIONAL HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (in thousands, except share data and per share data)

	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,012,127	2,111,576	332,239
Short-term investment	2,524,420	441,000	69,388
Loan receivables	15,500	550,112	86,555
Accounts receivable, net	26,942	82,124	12,922
Inventories	621,772	955,233	150,298
Advances to suppliers	53,593	255,951	40,272
Prepayments and other current assets	201,021	161,149	25,355
Deferred tax assets	2,595	2,595	408
Total current assets	4,457,970	4,559,740	717,437
Non-current assets:
Long-term investment	-	203,329	31,992
Property, equipment and software, net	50,721	60,102	9,457
Intangible assets, net	111	36	6
Goodwill	15,291	15,291	2,406
Deferred tax assets	9,152	9,159	1,441
Other non-current assets	16,185	12,401	1,951
Total non-current assets	91,460	300,318	47,253
Total assets	4,549,430	4,860,058	764,690

Current liabilities
Accounts payable	889,960	934,081	146,970
Advances from customers	67,737	88,921	13,991
Short-term loans	9,857	9,967	1,568
Tax payable	83,590	89,950	14,153
Accrued expenses and other current liabilities	123,398	112,216	17,656
Total current liabilities	1,174,542	1,235,135	194,338
Non-current liabilities
Long-term loans	-	3,490	549
Other non-current liabilities	5,155	4,123	649
Total non-current liabilities	5,155	7,613	1,198
Total liabilities	1,179,697	1,242,748	195,536

Shareholders' equity:
Ordinary shares	237	239	38
Additional paid-in capital	2,829,220	2,874,973	452,353
Statutory reserves	2,826	2,826	445
Treasury stock	-	(890)	(140)
Retained earnings	551,765	666,073	104,801
Accumulated other comprehensive income	(15,905)	60,521	9,522
Jumei's shareholders' equity	3,368,143	3,603,742	567,019
Noncontrolling interests	1,590	13,568	2,135
Total shareholders' equity	3,369,733	3,617,310	569,154
Total liabilities and shareholders' equity	4,549,430	4,860,058	764,690

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the three months ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
Net revenues:
Merchandise sales	853,082	1,826,776	1,887,829	297,034
Marketplace services	118,130	58,597	53,795	8,464
Total net revenues	971,212	1,885,373	1,941,624	305,498
Cost of revenues	(602,285)	(1,320,248)	(1,433,452)	(225,542)
Gross profit	368,927	565,125	508,172	79,956
Operating expenses:
Fulfillment expenses	(101,929)	(227,511)	(290,734)	(45,745)
Marketing expenses	(98,445)	(175,593)	(197,903)	(31,138)
Technology and content expenses	(37,206)	(41,198)	(43,872)	(6,903)
General and administrative expenses	(25,545)	(34,977)	(40,803)	(6,420)
Total operating expenses	(263,125)	(479,279)	(573,312)	(90,206)
Income/(loss) from operations	105,802	85,846	(65,140)	(10,250)
Other income/(expenses):
Interest income	32,756	31,605	21,471	3,378
Others, net	11,487	17,218	(56,623)	(8,909)
Income/(loss) before tax	150,045	134,669	(100,292)	(15,781)
Income tax expenses/(benefit)	(30,009)	(25,587)	17,472	2,749
Net income/(loss)	120,036	109,082	(82,820)	(13,032)
Net income attributable to noncontrolling interests	-	(4,187)	(4,086)	(643)
Net income/(loss) attributable to Jumei International Holding Limited	120,036	104,895	(86,906)	(13,675)
Net income/(loss) attributable to Jumei's ordinary shareholders	120,036	104,895	(86,906)	(13,675)
Net income/(loss)	120,036	109,082	(82,820)	(13,032)
Foreign currency translation adjustment, net of nil tax	32	(14,314)	82,940	13,050
Total comprehensive income	120,068	94,768	120	18
Comprehensive income attributable to noncontrolling interests	-	(4,338)	(4,248)	(668)
Comprehensive income/(loss) attributable to Jumei International Holding Limited	120,068	90,430	(4,128)	(650)
Net income/(loss) per share attributable to Jumei's ordinary shareholders
- Basic	0.83	0.72	(0.59)	(0.09)
- Diluted	0.80	0.70	(0.59)	(0.09)
Net income/(loss) per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.83	0.72	(0.59)	(0.09)
- Diluted	0.80	0.70	(0.59)	(0.09)
Weighted average shares outstanding used in computing net income/(loss) per share attributable to Jumei's ordinary shareholders
- Basic	144,712,235	145,470,065	146,370,546	146,370,546
- Diluted	150,594,342	150,360,439	146,370,546	146,370,546

	For the three months ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$

Share-based compensation expenses included are follows:
Fulfillment expenses	1,496	1,785	1,832	288
Marketing expenses	1,712	7,128	(768)	(121)
Technology and content expenses	2,272	2,975	1,932	304
General and administrative expenses	3,805	6,119	6,474	1,019
Total	9,285	18,007	9,470	1,490

JUMEI INTERNATIONAL HOLDING LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
 (in thousands, except share data and per share data)

	For the three months ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$

Income/(loss) from operations	105,802	85,846	(65,140)	(10,250)
Share-based compensation expenses	9,285	18,007	9,470	1,490
Non-GAAP income/(loss) from operations	115,087	103,853	(55,670)	(8,760)

Net income/(loss) attributable to Jumei's ordinary shareholders	120,036	104,895	(86,906)	(13,675)
Share-based compensation expenses	9,285	18,007	9,470	1,490
Non-GAAP net income/(loss) attributable to Jumei's ordinary shareholders	129,321	122,902	(77,436)	(12,185)

Non-GAAP net income/(loss) per share attributable to Jumei's ordinary shareholders
- Basic	0.89	0.84	(0.53)	(0.08)
- Diluted	0.86	0.82	(0.53)	(0.08)
Non-GAAP net income/(loss) per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.89	0.84	(0.53)	(0.08)
- Diluted	0.86	0.82	(0.53)	(0.08)
Weighted average shares outstanding used in computing non-GAAP net income/(loss) per share attributable to Jumei's ordinary shareholders:
- Basic	144,712,235	145,470,065	146,370,546	146,370,546
- Diluted	150,594,342	150,360,439	146,370,546	146,370,546